Exhibit 14.1

iAnthus Capital Holdings, Inc.

Code of Business Conduct and Ethics
for

Members of the Board of Directors

1.	PURPOSE

The Board of Directors (the Board) of iAnthus Capital Holdings, Inc. (the Company) has adopted the following Code of Business Conduct and Ethics (the Code) for directors of the Company and its subsidiaries. This Code is intended to focus the Board and each director on areas of ethical risk; provide guidance to help recognize and deal with ethical issues; provide mechanisms to report unethical conduct; and help foster a culture of honesty and accountability.

Each director must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise or replace the thoughtful behavior of an ethical director. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Nominating and Corporate Governance Committee.

Officers of the Company should read this Code in conjunction with the Code of Conduct, Policies on Business Conduct.

2.	CONFLICT OF INTEREST

Directors must avoid any conflicts of interest between the director and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Chairman of the Nominating and Corporate Governance Committee. A “conflict of interest” can occur when:

➢	A director’s personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole.
➢	A director, or a member of his or her immediate family[1], receives improper personal benefits as a result of his or her position as a director of the Company, or takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively.

Some of the more common conflicts directors should avoid include:

a)     Relationship of Company with third parties. Directors may not receive a personal benefit from a person or firm that is seeking to do business or to retain business with the Company.

1 Immediate family includes a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.

A director shall recuse him or herself from any Company Board decision involving another firm or company with which the director is affiliated.

b)	Compensation from non-Company sources. Directors may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

c)	Gifts. Directors may not offer, give or receive gifts or other items of value from persons or entities who deal or seek to deal with the Company in those cases where any such gift has the purpose or effect of influencing (or could be perceived as influencing) the directors’ actions as members of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

d)	Protection and proper use of Company assets. Directors should oversee the protection of the Company’s assets to ensure their efficient use. Directors may not use Company assets, labor or information for personal use unless approved by the Chairman of the Nominating and Corporate Governance Committee or as part of a compensation or expense reimbursement program available to all directors.

3.	CORPORATE OPPORTUNITIES

Directors are prohibited from:

➢	Taking for themselves personally or companies, with which they are affiliated, opportunities that are discovered through the use of Company property, Company assets, Company information or their position as a director;
➢	Using the Company’s property or information or their position as a director for personal gain; or
➢	Competing with the Company for business opportunities. However, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director may then do so.

4.	CONFIDENTIALITY

Directors must maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source, in their capacity as a director, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company.

5.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS; FAIR DEALING

Directors must comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Company, including insider trading laws.

Directors must deal fairly, and must oversee fair dealing by employees and officers, with the Company’s customers, suppliers, competitors and employees.

6.	ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

Directors should promote ethical behavior and take steps to ensure the Company:

i.	Encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation;
ii.	Encourages employees to report violations of laws, rules, regulations or the Company’s Code of Conduct to appropriate personnel; and
iii.	Informs employees that the Company will not allow retaliation for reports made in good faith.

7.	COMPLIANCE STANDARDS

Directors should communicate any suspected violations of this Code promptly to the Chairman of the Audit Committee. Violations will be investigated by the Board or by persons designated by the Board, and appropriate action will be taken in the event of any violations of the Code.

8.	WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code may be made only by the Board or a Committee of the Board and must be promptly disclosed to the Company’s shareholders as required by all applicable rules and regulations.